LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR SECOND FISCAL QUARTER 2013

-- Second Quarter Net Income of $80.8 Million, or $0.60 per Diluted Share --

-- Second Quarter Adjusted Income of $100.1 Million, or $0.75 per Diluted Share --

-- Assets Under Management of $651 Billion --

Baltimore, Maryland – October 26, 2012 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2012. The Company reported net income[1] of $80.8 million, or $0.60 per diluted share, as compared with a net loss of $9.5 million, or $0.07 per diluted share, in the previous quarter and net income of $56.7 million, or $0.39 per diluted share, in the second quarter of fiscal 2012. Included in this quarter's results was a U.K. tax benefit of $18.1 million, or $0.13 per diluted share, compared with a similar U.K. tax benefit of $18.3 million, or $0.13 per diluted share, in the prior year quarter. Included in the first quarter of fiscal year 2013 was a $69.0 million, or $0.32 per diluted share, debt extinguishment charge. Adjusted income[2] for the second quarter was $100.1 million, or $0.75 per diluted share, as compared to $88.6 million, or $0.64 per diluted share, in the first quarter of fiscal 2013 and $87.6 million, or $0.61 per diluted share, in the second quarter of fiscal 2012. For the second quarter, operating revenues were $640.3 million, up 2% from $630.7 million in the prior quarter and down 4% from $669.9 million in the prior year quarter. Operating expenses of $560.6 million were up 1% from $554.6 million in the first quarter of fiscal 2013 and were down slightly from $563.0 million in the prior year quarter.

Assets Under Management ("AUM") were $650.7 billion, up 3% as compared with $631.8 billion as of June 30, 2012 and up 6% from $611.8 billion as of September 30, 2011.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.11 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Six Months Ended	
	Sep 2012	Jun 2012	Sep 2011	Sep 2012	Sep 2011
Total Operating Revenues	$ 640.3	$ 630.7	$ 669.9	$ 1,271.0	$ 1,387.0
Total Operating Expenses	560.6	554.6	563.0	1,115.2	1,179.8
Operating Income	79.7	76.1	106.9	155.8	207.2
Net Income (Loss)[1]	80.8	(9.5)	56.7	71.3	116.6
Adjusted Income[2]	100.1	88.6	87.6	188.7	196.7
Net Income (Loss) Per Share - Diluted[1]	0.60	(0.07)	0.39	0.52	0.80
Adjusted Income Per Share - Diluted[2]	0.75	0.64	0.61	1.38	1.34

(1) Net Income (Loss) attributable to Legg Mason, Inc.
(2) Please see Supplemental Data to follow for non-GAAP performance measures.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

Comments on the Second Quarter of Fiscal Year 2013 Results

Joseph A. Sullivan, Interim CEO of Legg Mason, said, "Legg Mason reported higher revenues and solid earnings, buoyed by improved markets. Investment performance versus benchmarks remained strong across all key measurement periods. Overall, Legg Mason reported modest net inflows for the quarter, driven by liquidity assets as many investors continued to seek a safe haven. In the quarter, we repurchased 3.6 million shares of stock under our recently authorized share repurchase program and we will continue to look for ways to return capital to shareholders as appropriate."

"As we move forward, we are looking to identify additional opportunities to grow revenues, expand market share and improve earnings leverage. We remain focused on achieving consistent long-term inflows to capitalize on the strong investment performance of our key affiliates. Finally, we will continue to evolve our retail sales model to capture opportunities that we see in the U.S. and internationally and remain committed to supporting our investment affiliates on the institutional side."

Assets Under Management Increased to $650.7 Billion

AUM increased to $650.7 billion compared with $631.8 billion at June 30, 2012, driven by market appreciation of $20.7 billion and net client inflows of $0.2 billion, which more than offset dispositions of $2.0 billion. AUM was up 6% from $611.8 billion as of September 30, 2011.

- Equity and fixed income outflows were $5.7 billion and $3.8 billion respectively, while liquidity inflows were $9.7 billion for the quarter ended September 30th.

- The dispositions of $2.0 billion reflect the last of the previously identified liquidity AUM to be transferred to Morgan Stanley Wealth Management.

- At September 30, 2012, fixed income represented 57% of AUM, while equity represented 23% and liquidity represented 20% of AUM.

- By client domicile, 61% of AUM was United States and 39% of AUM was non-U.S.

- Average AUM during the quarter was $639.4 billion compared to $635.5 billion in the first quarter of fiscal year 2013 and $643.3 billion in the second quarter of fiscal year 2012.

Comparison to the First Quarter of Fiscal Year 2013

Net income was $80.8 million, or $0.60 per diluted share, as compared to a net loss of $9.5 million, or $0.07 per diluted share, in the first quarter of fiscal year 2013. This quarter's results included a United Kingdom tax benefit of $18.1 million, or $0.13 per diluted share, while last quarter's results included a non-operating charge of $69.0 million, or $0.32 per diluted share, arising from the extinguishment of debt during that quarter.

- Operating revenues of $640.3 million were up 2% from $630.7 million in the first quarter of fiscal year 2013, primarily due to one additional day in the quarter, an increase in average AUM and a $1.7 million increase in performance fees.

- Operating expenses of $560.6 million increased 1% from $554.6 million in the first quarter of fiscal year 2013 as this quarter's results included a $24.4 million gain in the market value of deferred compensation and seed investments which result in an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $1.2 million in the prior quarter. The prior quarter's expenses also included $22.7 million of costs related to fund launches. Most of the remainder of the operating expense increase was from higher compensation under revenue share arrangements due to increased revenue.

- Other non-operating income was $17.8 million as compared to $94.1 million of non-operating expense in the first quarter of fiscal year 2013. The prior quarter's results included a non-operating charge of $69.0 million arising from the extinguishment of debt. The debt refinancing also resulted in a decrease of interest expense of $5.1 million in the current quarter as compared to the prior quarter. The current quarter also included higher gains on funded deferred compensation and seed investments that are offset in compensation and benefits as described above. Gains on corporate investments, not offset by compensation were $4.7 million compared with losses of $5.9 million in the first quarter of fiscal 2013.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

The current quarter included $1.0 million in gains associated with consolidated investment vehicles as compared to $3.0 million in losses in the first quarter of fiscal year 2013. The consolidation of investment vehicles has no impact on net income (loss) as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 12.5%, as compared to 12.1% in the first quarter of fiscal year 2013. Operating margin, as adjusted [2] was 21.2%, as compared with 16.9% in the first quarter of fiscal year 2013, as adjusted margins were reduced 4% by fund launch costs incurred in the first quarter.

- Adjusted income was $100.1 million, or $0.75 per diluted share, compared to adjusted income of $88.6 million, or $0.64 per diluted share, in the first quarter of fiscal year 2013.

Comparison to the Second Quarter of Fiscal Year 2012

Net income was $80.8 million, or $0.60 per diluted share, as compared to net income of $56.7 million, or $0.39 per diluted share, in the second quarter of fiscal year 2012. Both quarter's results included a United Kingdom tax benefit of approximately $18 million, or $0.13 per diluted share.

- Operating revenues of $640.3 million decreased 4% from $669.9 million in the second quarter of fiscal year 2012 reflecting a less favorable asset mix and a 1% decrease in average AUM.

- Operating expenses of $560.6 million were down slightly from $563.0 million in the second quarter of fiscal year 2012. Operating expenses were reduced due to lower distribution and servicing expenses, and $9.0 million in incremental quarterly savings related to the Company's streamlining program, as compared to the second quarter of fiscal year 2012. In addition, the prior year quarter's expenses included $15.1 million of transition-related costs. These reductions were largely offset by this quarter's $24.4 million gain in the market value of deferred compensation and seed investments which result in an increase in compensation and benefits with an offset in other non-operating income, compared to a loss of $14.2 million in the prior year quarter.

- Other non-operating income was $17.8 million as compared to $51.1 million of non-operating expense in the second quarter of fiscal year 2012. Gains on corporate investments, not offset by compensation were $4.7 million compared with losses of $19.7 million in the second quarter of fiscal year 2012. The current quarter included gains compared to losses in fiscal year 2012, on funded deferred compensation and seed investments that are offset in compensation and benefits as described above. Interest expense also decreased by $7.5 million in the current quarter as compared to the second quarter of fiscal year 2012 due to the extinguishment of debt.

- Operating margin was 12.5%, as compared to 16.0% in the second quarter of fiscal year 2012. Operating margin, as adjusted[2] was 21.2%, as compared with 21.3% in the second quarter of fiscal year 2012.

- Adjusted income was $100.1 million, or $0.75 per diluted share, compared to adjusted income of $87.6 million or $0.61 per diluted share in the second quarter of fiscal year 2012.

Quarterly Business Developments

Product

- Western Asset Management raised over $300 million in a secondary offering for Western Asset Mortgage Capital Corporation (WMC), a Western-managed REIT focused on agency RMBS which funded in early October. Total AUM in the fund is now approximately $500 million.

- Nine funds managed by ClearBridge, Royce, Western and Legg Mason Capital Management (LMCM) were named Wall Street Journal "Category Kings" for trailing one-year performance against their Lipper category during the quarter ended September 30, 2012.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

3

- o   LM ClearBridge Large-Cap Value; I
- o   LM ClearBridge Mid-Cap Growth; A
- o   LM ClearBridge Aggressive Growth; A
- o   LM ClearBridge Small Cap Growth; A
- o   LMCM Opportunity; C
- o   Royce Opportunity; Inv
- o   Royce Opportunity Select; Inv
- o   Western Asset Corporate Bond; A
- o   Western Asset Intermediate Term Municipals

Performance

At September 30, 2012:

- Of Legg Mason's long-term U.S. mutual fund assets, 57% were beating their Lipper category averages for the 1-year period; 56% for the 3-year period; 84% for the 5-year period and 73% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual funds assets, 51% were rated 4 or 5 stars by Morningstar, including 55% of all funds managed by Royce and 55% of all funds managed by Western.

- Seven out of 9 funds in the Western Asset institutional fund family outperformed their benchmarks for the 1-year period; 6 out of 8 outperformed their benchmarks for the 3-year period; 3 out of 8 outperformed for the 5-year period and 3 out of 6 funds outperformed for the 10-year period.

- Six out of 30 funds managed by Royce outperformed their benchmarks for the 1-year period; 3 out of 24 for the 3-year period; 13 out of 21 for the 5-year period; and 9 out of 11 outperformed for the 10-year period.

- Ten out of 14 funds managed by ClearBridge Advisors outperformed in the 1-year period; and 5 out of 12 for the 3-year and 5-year periods; and 4 out of 12 for the 10-year period.

Balance Sheet

At September 30, 2012, Legg Mason's cash position was $0.9 billion. Total debt was $1.2 billion and stockholders' equity was $5.5 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 17%, in line with the prior quarter.   In the quarter, the Company completed additional open market purchases of 3.6 million shares, which reduced weighted average shares by 1.5 million.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.11 per share. The dividend is payable on January 7, 2013 to shareholders of record at the close of business on December 12, 2012.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal •   Royce & Associates • Western Asset Management

4

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Sullivan, will be held at 8:00 am EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 33535698 at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (http://ir.leggmason.com/CorporateProfile.aspx?iid=102761) shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the Investor Relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 33535698# when prompted. Please note that the replay will be available beginning at 12:00 p.m. EDT on Friday October 26, 2012 and ending at 11:59 p.m. EST on November 9, 2012.

About Legg Mason

Legg Mason is a global asset management firm, with $651 billion in assets under management as of September 30, 2012. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and in the Company's quarterly reports on Form 10-Q.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

5

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2012	June 2012	September 2011	September 2012	September 2011
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 183,426	$ 182,436	$ 196,019	$ 365,862	$ 400,812
Funds	362,907	356,474	376,835	719,381	776,979
Performance fees	10,279	8,566	9,984	18,845	28,598
Distribution and service fees	81,915	81,623	85,774	163,538	177,838
Other	1,768	1,593	1,285	3,361	2,778
Total operating revenues	640,295	630,692	669,897	1,270,987	1,387,005
Operating Expenses[1]:					
Compensation and benefits	302,492	270,262	257,651	572,754	558,003
Transition-related compensation	-	-	12,346	-	23,741
Total compensation and benefits	302,492	270,262	269,997	572,754	581,744
Distribution and servicing	145,135	169,825	160,391	314,960	341,147
Communications and technology	35,831	37,630	41,571	73,461	82,072
Occupancy	27,318	30,252	35,700	57,570	68,938
Amortization of intangible assets	3,504	3,505	5,504	7,009	11,082
Other	46,281	43,141	49,882	89,422	94,804
Total operating expenses	560,561	554,615	563,045	1,115,176	1,179,787
Operating Income	79,734	76,077	106,852	155,811	207,218
Other Non-Operating Income (Expense):					
Interest income	1,718	1,936	2,982	3,654	6,037
Interest expense	(14,118)	(19,227)	(21,636)	(33,345)	(43,997)
Other income (expense)	28,655	(72,633)	(35,502)	(43,978)	(32,099)
Other non-operating income (expense) of consolidated investment vehicles	1,503	(4,134)	3,081	(2,631)	8,183
Total other non-operating income (expense)	17,758	(94,058)	(51,075)	(76,300)	(61,876)
Income (Loss) Before Income Tax (Benefit) Provision	97,492	(17,981)	55,777	79,511	145,342
Income tax (benefit) provision	16,397	(4,997)	(1,606)	11,400	26,261
Net Income (Loss)	81,095	(12,984)	57,383	68,111	119,081
Less: Net income (loss) attributable to noncontrolling interests	298	(3,526)	719	(3,228)	2,465
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 80,797	$ (9,458)	$ 56,664	$ 71,339	$ 116,616
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.60	$ (0.07)	$ 0.39	$ 0.52	$ 0.80
Diluted	$ 0.60	$ (0.07)	$ 0.39	$ 0.52	$ 0.80
Weighted Average Number of Shares Outstanding:					
Basic	134,098	138,720	143,877	136,396	146,529
Diluted [2]	134,128	138,720	143,931	136,425	146,625

[1] Operating expenses include transition costs related to streamlining our business model.
    See Supplemental Data - Operating margin, as adjusted for additional details.

[2] Diluted shares are the same as basic shares for periods with a loss and any adjustment
    for Adjusted Income is not material.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

Quarters Ended

	September 2012			June 2012			September 2011		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 640,884	$ (589)	$ 640,295	$ 631,277	$ (585)	$ 630,692	$ 670,522	$ (625)	$ 669,897
Total operating expenses	560,335	226	560,561	554,523	92	554,615	562,785	260	563,045
Operating Income	80,549	(815)	79,734	76,754	(677)	76,077	107,737	(885)	106,852
Other non-operating income (expense)	16,763	995	17,758	(91,029)	(3,029)	(94,058)	(52,597)	1,522	(51,075)
Income (Loss) Before Income Tax Provision	97,312	180	97,492	(14,275)	(3,706)	(17,981)	55,140	637	55,777
Income tax (benefit) provision	16,397	-	16,397	(4,997)	-	(4,997)	(1,606)	-	(1,606)
Net Income (Loss)	80,915	180	81,095	(9,278)	(3,706)	(12,984)	56,746	637	57,383
Less: Net income (loss) attributable to noncontrolling interests	118	180	298	180	(3,706)	(3,526)	82	637	719
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 80,797	$ -	$ 80,797	$ (9,458)	$ -	$ (9,458)	$ 56,664	$ -	$ 56,664

For the Six Months Ended

	September 2012			September 2011		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 1,272,161	$ (1,174)	$ 1,270,987	$ 1,388,682	$ (1,677)	$ 1,387,005
Total operating expenses	1,114,858	318	1,115,176	1,179,417	370	1,179,787
Operating Income	157,303	(1,492)	155,811	209,265	(2,047)	207,218
Other non-operating income (expense)	(74,266)	(2,034)	(76,300)	(66,229)	4,353	(61,876)
Income (Loss) Before Income Tax Provision	83,037	(3,526)	79,511	143,036	2,306	145,342
Income tax provision	11,400	-	11,400	26,261	-	26,261
Net Income (Loss)	71,637	(3,526)	68,111	116,775	2,306	119,081
Less: Net income (loss) attributable to noncontrolling interests	298	(3,526)	(3,228)	159	2,306	2,465
Net Income Attributable to Legg Mason, Inc.	$ 71,339	$ -	$ 71,339	$ 116,616	$ -	$ 116,616

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2012	June 2012	September 2011	September 2012	September 2011
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 80,797	$ (9,458)	$ 56,664	$ 71,339	$ 116,616
Plus (less):					
Amortization of intangible assets	3,504	3,505	5,504	7,009	11,082
Loss on extinguishment of 2.5% senior notes	-	54,873	-	54,873	-
Deferred income taxes on intangible assets:					
Tax amortization benefit	33,871	33,875	33,955	67,746	67,993
U.K. tax rate adjustment	(18,075)	-	(18,268)	(18,075)	(18,268)
Imputed interest on convertible debt (2.5% senior notes)	-	5,839	9,741	5,839	19,230
Adjusted Income	$ 100,097	$ 88,634	$ 87,596	$ 188,731	$ 196,653
Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$ 0.60	$ (0.07)	$ 0.39	$ 0.52	$ 0.80
Plus (less):					
Amortization of intangible assets	0.03	0.03	0.04	0.05	0.07
Loss on extinguishment of 2.5% senior notes	-	0.40	-	0.40	-
Deferred income taxes on intangible assets:					
Tax amortization benefit	0.25	0.24	0.24	0.50	0.46
U.K. tax rate adjustment	(0.13)	-	(0.13)	(0.13)	(0.12)
Imputed interest on convertible debt (2.5% senior notes)	-	0.04	0.07	0.04	0.13
Adjusted Income per Diluted Share	$ 0.75	$ 0.64	$ 0.61	$ 1.38	$ 1.34

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2012	June 2012	September 2011	September 2012	September 2011
Operating Revenues, GAAP basis	$ 640,295	$ 630,692	$ 669,897	$ 1,270,987	$ 1,387,005
Plus (less):					
Operating revenues eliminated upon consolidation of investment vehicles	589	585	625	1,174	1,677
Distribution and servicing expense excluding consolidated investment vehicles	(145,120)	(169,812)	(160,379)	(314,932)	(341,122)
Operating Revenues, as Adjusted	$ 495,764	$ 461,465	$ 510,143	$ 957,229	$ 1,047,560
Operating Income, GAAP basis	$ 79,734	$ 76,077	$ 106,852	$ 155,811	$ 207,218
Plus (less):					
Gains (losses) on deferred compensation and seed investments	24,449	1,177	(14,243)	25,626	(16,609)
Transition-related costs[2]	-	-	15,138	-	28,858
Operating income and expenses of consolidated investment vehicles	815	677	885	1,492	2,047
Operating Income, as Adjusted	$ 104,998	$ 77,931	$ 108,632	$ 182,929	$ 221,514
Operating Margin, GAAP basis	12.5 %	12.1 %	16.0 %	12.3 %	14.9 %
Operating Margin, as Adjusted	21.2	16.9	21.3	19.1	21.1

(1) See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

(2) Transition-related costs:

Compensation	$ -	$ -	$ 12,346	$ -	$ 23,741
Communications and technology	-	-	2,577	-	4,683
Occupancy	-	-	209	-	425
Other	-	-	6	-	9
Total	$ -	$ -	$ 15,138	$ -	$ 28,858

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended						
By asset class:	September 2012	June 2012	March 2012	December 2011	September 2011		
Equity	$ 153.4	$ 151.1	$ 163.4	$ 153.3	$ 144.9		
Fixed Income	369.4	360.6	356.1	352.6	355.5		
Long-Term Assets	522.8	511.7	519.5	505.9	500.4		
Liquidity	127.9	120.1	123.8	121.1	111.4		
Total	$ 650.7	$ 631.8	$ 643.3	$ 627.0	$ 611.8		

	Quarters Ended					Six Months Ended	
By asset class (average):	September 2012	June 2012	March 2012	December 2011	September 2011	September 2012	September 2011
Equity	$ 151.3	$ 155.1	$ 160.2	$ 153.4	$ 166.3	$ 153.5	$ 176.2
Fixed Income	365.0	358.5	356.1	353.9	364.7	361.9	363.6
Long-Term Assets	516.3	513.6	516.3	507.3	531.0	515.4	539.8
Liquidity	123.1	121.9	118.6	114.7	112.3	122.8	116.4
Total	$ 639.4	$ 635.5	$ 634.9	$ 622.0	$ 643.3	$ 638.2	$ 656.2

Component Changes in Assets Under Management

	Quarters Ended					Six Months Ended	
	September 2012	June 2012	March 2012	December 2011	September 2011	September 2012	September 2011
Beginning of period	$ 631.8	$ 643.3	$ 627.0	$ 611.8	$ 662.5	$ 643.3	$ 677.6
Net client cash flows:							
Equity	(5.7)	(3.9)	(4.9)	(4.9)	(5.7)	(9.6)	(11.5)
Fixed Income	(3.8)	0.1	(2.8)	(7.1)	(8.8)	(3.7)	(8.7)
Liquidity	9.7	1.2	2.8	10.7	(3.1)	10.9	(1.1)
Total net client cash flows	0.2	(2.6)	(4.9)	(1.3)	(17.6)	(2.4)	(21.3)
Market performance and other	20.7	(4.3)	24.4	17.6	(32.9)	16.4	(24.9)
Dispositions	(2.0)	(4.6)	(3.2)	(1.1)	(0.2)	(6.6)	(19.6)
End of period	$ 650.7	$ 631.8	$ 643.3	$ 627.0	$ 611.8	$ 650.7	$ 611.8

Note: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

Use of Supplemental Data as Non-GAAP Performance Measures
As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income
We define "Adjusted Income" as Net Income (Loss) Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for other non-core items that are not reflective of our economic performance, such as the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., but is not a substitute for Net Income (Loss) Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income (Loss) Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income (Loss) Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

11

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and, impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items, other than transition-related costs, are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. Transition-related costs and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

12